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September 22, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549
Re: OceanPal Inc.
Form 20-F for the Fiscal Year ended December 31, 2022
Filed March 30, 2023
File No. 001-40930
Dear Ms. Gallagher:

This letter is submitted on behalf of OceanPal Inc. (the “Company”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022, filed on March 30, 2023 (the “20-F”), as set forth in the Staff’s letter dated September 15, 2023 (the “Comment Letter”). The Company is concurrently filing its Amendment No. 1 to the 20-F to address the Staff’s comment in the Comment Letter.

For the Staff’s convenience, we have incorporated your comment into this response letter in italics.

Form 20-F for the Fiscal Year ended December 31, 2022

Exhibits

1. We note that your officer certifications at Exhibits 12.1 and 12.2 exclude the language of paragraph 4(b) and the introductory language in paragraph 4 regarding responsibilities for establishing and maintaining internal control over financial reporting and the associated design objectives for which certification is required.

Please amend your annual report to include certifications having all of the prescribed language as set forth in paragraph 12 of Item 19 of Form 20-F.

The Company respectfully advises the Staff that it has filed an Amendment No. 1 to the 20-F to include in the officer certifications provided in Exhibits 12.1 and 12.2 paragraph 4(b) and the reference to internal control over financial reporting in the introductory language of paragraph 4 pursuant to paragraph 12 of Item 19 of Form 20-F. Additionally, the Company has limited this Amendment No.1 to the 20-F to the cover page, explanatory note, signature page, and paragraphs 1, 2, 4 and 5 of the certifications pursuant to Question 246.13 of the Compliance and Disclosure Interpretations of Regulation S-K.

If you have any questions or comments concerning the enclosed, please feel free to contact the undersigned at (212) 574-1265 (horton@sewkis.com).
Sincerely, /s/ Edward S. Horton Edward S. Horton, Esq.